UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Singapore, August 22, 2024 – noco-noco Inc. (Nasdaq: NCNC) (the “Company”), today announced that it had entered into a securities purchase agreement (the “Purchase Agreement”) on August 16, 2024 with Arena Investors LP (“Arena”) whereby it issued a convertible promissory note and warrant (the “Private Placement”).

Pursuant to the Purchase Agreement, the Company has agreed to issue Arena a convertible promissory note in an amount of up to $285,714 (the “Note”) and a warrant to purchase up to 1,783,676 ordinary shares (the “Warrant”), par value $0.0001 per share, of the Company at a price of $0.1927 per share (the “Warrant Shares”). The gross proceeds from the Note and Warrant will be used for working capital purposes.

The Note has a maturity date of February 15, 2025. The Company’s failure to comply with the material terms of the Note will be considered an event of default. Upon an event of default the Note becomes convertible at a conversion price of 85% of the lowest one-day VWAP (the daily volume weighted average price of the ordinary shares for such trading day on the principal market) for the previous ten (10) trading days prior to conversion. Additionally, Arena may redeem any portion of the Note at a cash price equal to 100% of the amount Arena is electing to redeem.

Upon notice to Arena, the Company may prepay all or a portion of the Note for cash in an amount equal to 110% of the sum of (i) entire outstanding principal balance of the Note or the applicable portion thereof, and (ii) all accrued and unpaid interest on the fifth (5th) trading day following the original notice.

The Company shall reserve at least 100% of the maximum number of ordinary shares required to effect the conversion of the Note.

The Warrant is exercisable until August 15, 2029. The exercise price will reset every three months on the sixteenth (16th) of each month beginning November 16, 2024 to a price equal to 100% of the closing price of the ordinary shares on the trading day immediately prior to each such reset date. If there is no registration statement of the Company effective by November 15, 2024, the Warrant Shares will be subject to cashless exercise. The number of Warrant Shares deliverable upon exercise of the Warrant is subject to adjustment for subdivision or consolidation of shares and other standard dilutive events.

In conjunction with the Private Placement, the Company entered into a registration rights agreement (“Registration Rights Agreement”) with Arena. The Company agreed to file a registration statement with the Securities and Exchange Commission to register the re-sale of the maximum number of ordinary shares covered in the Private Placement no later than November 16, 2024.

The Purchase Agreement, Note, Warrant and Registration Rights Agreement all contain customary representations and warranties of the Company and Arena, customary conditions to closing, and customary indemnification obligations.

"noco-noco Inc continues to receive strong institutional support, and we are excited to continue our collaboration with Arena Investors LP with this latest round of financing concluded. The company has received gross proceeds of $250,000 from the issuance of the convertible promissory note, prior to the payment of related fees and expenses," commented Mr. Masataka Matsumura, CEO and Director of noco-noco Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: August 22, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Securities Purchase Agreement
Exhibit 99.2	Convertible Promissory Note
Exhibit 99.3	Warrant
Exhibit 99.4	Registration Rights Agreement